SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    REFAC TECHNOLOGY DEVELOPMENT CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    758655104
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024

                                 (201) 585-7733
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                 April 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)


                                 (Page 1 of 10 )

CUSIP No. 758655104                    13D                          Page 2 of 10


________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)     (b) [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions): OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         311,200*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         311,200*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     311,200*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions):

                                                                      [_]
     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions):

     IA
________________________________________________________________________________

*The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's client in an account over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such shares.

     The principals of Palisade Capital Management, L.L.C. ("Palisade") and certain of their family members beneficially own in the aggregate 9,200 additional shares. Palisade does not beneficially own nor does it have voting or dispositive power over any of such 9,200 shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2.

CUSIP No. 758655104                    13D                        Page 3 of 10


________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Palisade Concentrated Equity Partnership, L.P./I.R.S.
     Identification No. 22-3699993
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions):

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         311,200

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         311,200

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     311,200
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions):

                                                                      [_]
     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions):

     PN
________________________________________________________________________________

CUSIP No. 758655104                    13D                         Page 4 of 10


________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven Berman/I.R.S. Identification No.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions): (a)   (b) [X]

________________________________________________________________________________
3    SEC USE ONLY (See Instructions):


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,900*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    311,200*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,900*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    311,200*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     319,100*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.41%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions):

     IN
________________________________________________________________________________

* Mr. Berman, individually beneficially owns 7,900 shares. Mr. Berman has sole voting and dispositive power over such 7,900 shares. Mr. Berman, as a principal of Palisade, has shared voting and dispositive power over the 311,200 shares beneficially owned by Palisade. See Item 2.

CUSIP No. 758655104                    13D                   Page 5 of 10 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark Hoffman Identification No.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)   (b) [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions):

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,300*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    311,200*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,300*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    311,200*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     312,500*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions):

                                                                      [_]
     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.24%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions):

     IN
________________________________________________________________________________

     *Mark Hoffman has sole voting and dispositive power over 1,300 shares held in custodial accounts for his children Russell Hoffman and Philip S. Hoffman. Mr. Hoffman, as a principal of Palisade, has shared voting and dispositive power over the 311,200 shares beneficially owned by Palisade. See Item 2.

Item 1. Security and Issuer.

     This statement relates to the Common Stock of Refac Technology Development Corporation, whose principal executive offices are located at 115 River Road, Edgewater, New Jersey 07020.

Item 2. Identity and Background.

     (1)  Palisade Capital Management, L.L.C. ("Palisade")

     a)   Palisade Capital Management, L.L.C.

     b)   One Bridge Plaza, Fort Lee, NJ 07024

     c)   Principal Business: Investment Adviser

     d)   Criminal Convictions: None

     e)   Civil Proceedings: None

     f)   Place of Organization: New Jersey

     (2)  Palisade Concentrated Equity Partnership, L.P.

     a)   Palisade Concentrated Equity Partnership, L.P.

     b)   One Bridge Plaza, Fort Lee, NJ 07024

     c)   Principal Business: Investment Limited Partnership

     d)   Criminal Convictions: None

     e)   Civil Proceedings: None

     f)   Place of Organization: Delaware

     (3)  Steven Berman

     a)   Steven Berman

     b)   One Bridge Plaza, Fort Lee, NJ 07024

     c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

     d)   Criminal Convictions: None

     e)   Civil Proceedings: None

     f)   United States

     (4)  Mark Hoffman

     a)   Mark Hoffman

     b)   One Bridge Plaza, Fort Lee, NJ 07024

     c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

     d)   Criminal Convictions: None

     e)   Civil Proceedings: None

     f)   United States

     The reporting persons are making a joint filing under Rule 13d-1(k) of the Securities Exchange Act of 1934. Palisade beneficially owns 311,200 shares which are held in the partnership, for which Palisade serves as the Investment Advisor. Individually, Steven Berman, a principal of Palisade, owns 7,900 shares. Mark Hoffman, a principal of Palisade, owns 1,300 shares in custodial accounts for his children. Each such individual reporting person has sole voting and dispositive power over their respective shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the shares beneficially owned (in an individual capacity) by the other reporting persons.

     On a combined basis, the reporting persons beneficially own 320,400 or 8.45% of the outstanding shares. The reporting persons disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. There are no written or oral agreements among the reporting persons to act in concert with respect to the shares owned by such persons.

Item 3. Source and Amount of Funds or Other Consideration.

     All funds used by Palisade to purchase the shares were from the assets of the Partnership. All funds used by the other reporting persons to purchase the shares beneficially owned by such persons were derived from the personal assets of such persons.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired their shares because the shares were viewed as an attractive investment and because the Reporting Persons are exploring the possibility of acquiring a controlling interest in the company.

     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investments, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, meeting with management to discuss the possibility of acquiring a controlling interest in the Company, seeking representation on the Board, soliciting other shareholders with respect to any transactions proposed by the Reporting Persons, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

     Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Based on the information contained in Refac's 10K for the period ending December 31, 2001, there are issued and outstanding 3,795,261 shares. Palisade beneficially owns 311,200 shares.

     Individually, Steven Berman and Mark Hoffman beneficially own 7,900 and 1,300 shares, respectively. Each such reporting person has sole voting and dispositive power over such person's shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the shares beneficially owned (in an individual capacity) by the other reporting persons.

     On a combined basis, the reporting persons beneficially own 320,400 or 8.45% of the outstanding shares.

     The following table details the transactions by the reporting persons in the shares during the past sixty days:

--------------------------------------------------------------------------------
Date                    Quantity       Price per Share     Type of transaction
--------------------------------------------------------------------------------
March 26, 2002          79,500         3.247               OpenMarket
                                                           Purchase
--------------------------------------------------------------------------------
March 27, 2002          5,500          3.30                Open Market Purchase
--------------------------------------------------------------------------------
March 28, 2002          15,200         3.30                Open Market Purchase
--------------------------------------------------------------------------------
April 1, 2002           9,500          3.30                Open Market Purchase
--------------------------------------------------------------------------------
April 2, 2020           31,900         3.2996              Open Market Purchase
--------------------------------------------------------------------------------
April 3, 2002           45,000         3.30                Open Market Purchase
--------------------------------------------------------------------------------
April 3, 2002           5,000          3.30                Open Market Purchase
--------------------------------------------------------------------------------
April 4, 2002           500            3.30                Open Market Purchase
--------------------------------------------------------------------------------
April 9, 2002           16,500         3.30                Open Market Purchase
--------------------------------------------------------------------------------
April 10, 2002          7,300          3.35                Open Market Purchase
--------------------------------------------------------------------------------
April 11, 2002          3,400          3.35                Open Market Purchase
--------------------------------------------------------------------------------
April 12, 2002          10,100         3.449               Open Market Purchase
--------------------------------------------------------------------------------
April 15, 2002          10,000         3.45                Open Market Purchase
--------------------------------------------------------------------------------
April 18, 2002          10,000         3.45                Open Market Purchase
--------------------------------------------------------------------------------
April 22, 2002          13,700         3.44                Open Market Purchase
--------------------------------------------------------------------------------
April 23, 2002          9,700          3.54                Open Market Purchase
--------------------------------------------------------------------------------
April 24, 2002          12,000         3.65                Open Market Purchase
--------------------------------------------------------------------------------
April 25, 2002          26,400         3.65                Open Market Purchase
--------------------------------------------------------------------------------

     No other reporting person or entity controlled by the reporting persons has traded shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  April 29, 2002
                                  Palisade Capital Management, L.L.C.

                                  By: /s/ Steven Berman
                                  ----------------------------------------------
                                     Steven Berman, Member


                                  Palisade Concentrated Equity Partnership, L.P.
                                  By: Palisade Concentrated Holdings, L.L.C.,
                                      General Partner

                                  By: /s/ Steven Berman
                                  ----------------------------------------------
                                     Steven Berman, Member

                                  /s/ /s/ Steven Berman
                                  ----------------------------------------------
                                             Steven Berman

                                  /s/ /s/ Mark Hoffman
                                  ----------------------------------------------
                                             Mark Hoffman

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)